sembcorp

08003165

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

26 May 2008

SEC
Mail Processing
Section

JUN 09 2008

Washington, DC
101

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SUPPL

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

May

Kwong Sook May
Company Secretary

PROCESSED
JUN 1 2 2008
THOMSON REUTERS

Encs

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6/11

sembcorp

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

PRESS RELEASE

SEMBCORP SIGNS MOU TO EXPAND SCOPE OF G-TO-G WATER DEMONSTRATION PROJECTS IN CHINA

ZHANGJIAGANG, CHINA, 20 May 2008 - Sembcorp has signed a Memorandum of Understanding (MOU) with the government of Zhangjiagang City, Jiangsu province, China, to expand the scope of their cooperation in water management. The MOU was inked in China on Monday, May 19, 2008, by Vice Chairman of Zhangjiagang Free Trade Zone Sembcorp Water Co. Ms Low Sin Leng, as well as Director of Zhangjiagang Environmental Protection Bureau Mr Tao Ping, and Director of Zhangjiagang Construction Bureau Mr Zhang Lei. Also present to witness the signing were Zhangjiagang Party Secretary Huang Qin, Sembcorp Group President & CEO Mr Tang Kin Fei and Public Utilities Board CEO, Mr Khoo Teng Chye.

This MOU follows from the success of Sembcorp's other water projects in the Zhangjiagang Free Trade Zone, which have been selected by the governments of Singapore and China as G-to-G showcases for bilateral cooperation in water management under the China-Singapore Ministerial Meeting on Collaboration in Urban Environment and Water Management.

Under this latest MOU, Sembcorp and the Zhangjiagang government will

a) Jointly explore opportunities to convert municipal wastewater and industrial wastewater plants into water recycling plants, in Zhangjiagang City, beyond the free trade zone.

b) Jointly develop a Water Technology Centre in Zhangjiagang to develop water treatment processes and technologies for commercial application.

c) Jointly organise an International Water Conference (with the support by the Ministry of Construction of China and the Ministry of the Environment and Water Resources of Singapore), showcasing the G-to-G water projects.

d) To jointly study and review other water and environmental projects in ZJG area to be covered under the China-Singapore Ministerial Meeting on Collaboration in Urban Environment and Water Management.

Attached are some photos from the signing ceremony, with accompanying captions.

PHOTOGRAPHS FROM THE MOU SIGNING CEREMONY BETWEEN SEMBCORP AND ZHANGJIAGANG PROVINCIAL GOVERNMENT



Signing the MoU are (from left) Ms Low Sin Leng, Vice Chairman of Sembcorp's JV company in Zhangjiagang, the Zhangjiagang Free Trade Zone Sembcorp Water Co, Mr Tao Ping, Director of Zhangjiagang Environmental Protection Bureau, and Mr Zhang Lei, Director of Zhangjiagang Construction Bureau.

Also present to witness the signing are (standing, fourth, fifth and sixth from left, respectively). Sembcorp Group President & CEO Mr Tang Kin Fei, Singapore Public Utilities Board CEO Mr Khoo Teng Chye and Mr Huang Qin, Party Secretary of the Zhangjiagang Government.


花香满园春色

(Left to right) Mr Tang Kin Fei, Sembcorp Group President & CEO, Mr Huang Qin, Party Secretary of ZJG Government and PUB CEO Mr Khoo Teng Chye at the signing ceremony.

For media enquiries, please contact:

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

sembcorp

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8.7 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

ABOUT SEMBCORP'S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp's utilities offering. These capabilities have been successfully exported to key overseas markets. Today, Sembcorp owns and operates water treatment facilities in Singapore's Jurong Island, China, the United Kingdom and the United Arab Emirates (UAE). Globally, Sembcorp manages facilities with approximately four million cubic metres per day of water in operation and under development, including 293,000 cubic metres per day of high grade recycled water.

Sembcorp's broad expertise in industrial wastewater treatment encompasses the ability to treat high concentration wastewater as well as high salinity wastewater. The company also has desalination capabilities of 100 million imperial gallons per day (450,000 cubic metres per day), within its combined water-and-power plant in Fujairah, UAE. Besides wastewater treatment and desalination, Sembcorp's water services include providing various process waters to chemical and petrochemical clients, such as high grade industrial water, demineralised water, seawater, cooling water, raw water and fire-fighting water.

ABOUT ZHANGJIAGANG FREE TRADE ZONE

Zhangjiagang Free Trade Zone was established in October 1992 as the first batch of free trade zones approved by the Chinese State Council. The only free trade zone in Jiangsu Province, it is also the only free trade zone to be fully integrated with a port and that focuses on chemical logistics. The free trade zone and its auxiliary park, Yangtze River International Chemical Industrial Park, span 60 square kilometres. Since its establishment, the free trade zone has established business relations with companies from more than 30 countries and regions, including the USA, Japan, France, Britain, Singapore and Australia. Among its tenants are multinational chemical companies like Dow Chemical, Chevron-Phillips, DuPont, Dow Corning, Asahi Kasei and Mitsui Chemicals.

ABOUT SEMBCORP'S WATER PROJECTS IN ZHANGJIAGANG

Sembcorp currently has three water projects located in the Zhangjiagang Free Trade Zone, Jiangsu province, China. These facilities help the local industries and government to meet stringent environmental standards and reduce the effluent that would have otherwise be discharged into the Yangtze River.

a) Sembcorp's first project in the Zhangjiagang free trade zone was a 20,000 cubic metres per day wastewater treatment facility serving industrial customers in the free trade zone and surrounding industrial parks.

b) Its second 15,000 cubic metres per day high concentration industrial wastewater facility is currently being built, capable of treating high concentration wastewater with an average 4,000 milligrammes per litre influent chemical oxygen demand. This facility was the first to be selected as a G-to-G showcase facility under the China-Singapore Ministerial Meeting on Collaboration in Urban Environment and Water Management.

c) An agreement for a third plant, a 40,000 cubic metres per day industrial water recycling facility, was announced in March 2008. The facility will recycle industrial effluent from the used water treatment facility into recycled water and demineralised water. This facility, together with the 15,000 cubic metres industrial wastewater plant being built, was also selected as a G-to-G showcase project.

PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP MORE THAN TRIPLES CAPACITY OF NANJING WASTEWATER TREATMENT PLANT

NANJING, CHINA, May 21, 2008 – Sembcorp has completed a new 30,000 cubic metres expansion to its Nanjing wastewater plant, more than tripling its current wastewater treatment capacity in the Nanjing Chemical Industrial Park (NCIP).

This new expansion to Sembcorp's existing 12,500 cubic metres per day wastewater treatment plant, will be capable of treating incoming wastewater with an average concentration of 1,200 miligrams per litre, which is five times the strength of municipal wastewater in China, as well an average salt content of 37,000 miligrams per litre, which is 50 times the salinity of municipal wastewater. It will cater mainly to the wastewater treatment needs of an upcoming integrated propylene oxide plant jointly owned by Jiangsu GPRO Group Co Ltd and Korean Kumho Petrochemical Co. Ltd.

In the light of the recent Sichuan earthquake, Sembcorp marked the occasion with a low-key ceremony attended by its multinational customers and area officials. Sembcorp had earlier made a cash contribution of S$100,000 to the relief efforts in Sichuan as part of the Singapore-Sichuan Business Council.

Pictured below: Sembcorp's existing NCIP wastewater treatment plant.



For media enquiries, please contact:

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8.7 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

ABOUT SEMBCORP'S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp's utilities offering. These capabilities have been successfully exported to key overseas markets. Today, Sembcorp owns and operates wastewater treatment, water recycling and water treatment facilities in Singapore, China, the United Kingdom and the United Arab Emirates (UAE). Globally, Sembcorp manages water facilities exceeding four million cubic metres per day in capacity, both in operation and under development, including approximately 64 million gallons per day (293,000 cu m per day) of high grade recycled water. Sembcorp's industrial wastewater treatment facilities worldwide have an existing combined capacity of over 30 million gallons per day (140,000 cu m per day) in operation and under construction.

Sembcorp's broad expertise in industrial wastewater treatment encompasses the ability to treat highly concentrated wastewater as well as high salinity wastewater using advanced biological treatment processes. The company also has desalination capabilities of 100 million gallons per day (450,000 cu m per day), within its combined water-and-power plant in Fujairah, UAE and has good experience in both reverse osmosis and thermal processes for seawater desalination. Besides wastewater treatment and desalination, Sembcorp's water services include providing various industrial grade waters to chemical and petrochemical clients in petrochemical and chemical zones. These include high grade industrial water, demineralised water, seawater, cooling water, raw water and fire-fighting water.

ABOUT SEMBCORP'S WATER BUSINESS IN THE NANJING CHEMICAL INDUSTRIAL PARK

Sembcorp has exclusive concession rights to provide third-party water and wastewater treatment services in the NCIP for 50 years.

Aside from its existing 12,500 cubic metres per day wastewater treatment plant managed by its joint venture company Nanjing Sembcorp SUIWU Co, Sembcorp also runs a 100,000 cubic metres per day industrial water plant in the park under another joint venture company, NCIP Water Company.

ABOUT THE NANJING CHEMICAL INDUSTRIAL PARK

Located in a northern suburb of Nanjing, the north bank of the Yangtze River, NCIP is the second chemical park in China to be accorded the State Level Chemical Hub status in January 2003. The NCIP is one of the major chemical industrial bases targeted for development by SINOPEC, with a great number of core subsidiaries under SINOPEC located in or adjacent to the park. NCIP has a current planned area of 45 square kilometers

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	23 May 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	66,000	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	6,005,701
		After change	5,939,701
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.336%
		After change	0.333%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$278,097.60	

Kwong Sook May
Company Secretary

May 23, 2008

END